FENNEMORE CRAIG, P.C.
3003 North Central Avenue, Suite 2600
Phoenix, Arizona 85012-2913
(602) 916-5000

Karen C. McConnell Direct Phone: (602) 916-5307 Direct Fax: (602) 916-5507 kmcconne@fclaw.com	Law Offices Phoenix (602) 916-5000 Tucson (520) 879-6800 Nogales (520) 761-4215 Lincoln (402) 323-6200

May 9, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Mr. Jason Wynn

Re:
Stratford American Corporation
Amendment No. 2 to Schedule 13E-3
Filed May 5, 2006
File No. 05-40361

Revised Preliminary Proxy Statement on Schedule 14A
Filed May 5, 2006
File No. 0-17078

Form 10-KSB for the Fiscal Year Ended December 31, 2005
Filed March 31, 2006

Form 10-QSB for the Fiscal Quarters Ended September 30, 2005, June 30, 2005 and March 31, 2005
Filed November 14, 2005, August 15, 2005 and May 16, 2005

Dear Mr. Wynn:

In our conversation this morning, you asked that Stratford American Corporation (“Stratford”) provide to the Staff of the Securities and Exchange Commission a representation concerning the manner in which Stratford will handle any competing offers it may receive prior to the commencement of the Special Meeting of Shareholders scheduled for May 30, 2006, to engage in a merger or similar transaction. Stratford has authorized us to respond to your request as provided in this letter.

FENNEMORE CRAIG, P.C.
United States Securities and Exchange Commission
Division of Corporation Finance
May 9, 2006

If Stratford receives an offer to purchase its oil and gas properties, to engage in a merger transaction or to engage in any other transaction that would have the effect of selling Stratford, the Board of Directors will consider the offer and determine whether it constitutes a superior alternative within the meaning of the Agreement and Plan of Merger, dated January 31, 2006, as amended, with JDMD Investments, L.L.C. (“JDMD”), Stratford Holdings Investment, L.L.C., and Stratford Acquisition, L.L.C. (the “Merger Agreement”). If there is not sufficient time in advance of the Special Meeting for the Board to undertake its analysis, the Board would call the Special Meeting to order and adjourn it to a later date. Any such action would be communicated publicly through a press release and filing on Form 8-K, together with such other filings as may be required by law under the circumstances.

If the Board concluded the competing offer was not a superior alternative, the Special Meeting would be reconvened and a vote with respect to the transactions contemplated by the Merger Agreement would be taken. If the Board concluded that the competing offer was a superior alternative, JDMD would have a period of five business days as described in the Merger Agreement to match or exceed the offer.

If JDMD elected to match or exceed the offer, Stratford, JDMD and the other parties to the Merger Agreement would enter into an amendment to the Merger Agreement reflecting the revised terms. Stratford would issue a press release and filing on Form 8-K announcing the changes to the terms of the transaction. If the changes are material, Stratford would also amend the proxy statement, and re-circulate it to the shareholders before a vote was taken. Any change in the merger consideration would be a material change to the terms of the transaction for which Stratford would file and re-circulate a revised proxy statement. Stratford would also make such other filings as may be required by law under the circumstances.

If JDMD elected not to match the offer, Stratford would issue a press release and filing on Form 8-K announcing the termination of the Merger Agreement and the signing of the new transaction. Stratford would be required to reimburse JDMD for its expenses up to $200,000. The Special Meeting would be cancelled. Stratford would file a new proxy statement with respect to a new meeting to consider the new transaction, which would be subject to review by the Staff. A new record date would be set and a new meeting of shareholders held.

FENNEMORE CRAIG, P.C.
United States Securities and Exchange Commission
Division of Corporation Finance
May 9, 2006

Please contact me if you have any questions or require clarification on any of the matters discussed above.

Sincerely,

FENNEMORE CRAIG, P.C.

/s/ Karen C. McConnell

Karen C. McConnell

cc:	Mel L. Shultz David H. Eaton Steven D. Pidgeon